UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2010

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to

Commission file number: 001-15451

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

UPS Savings Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

United Parcel Service, Inc.

55 Glenlake Parkway, NE

Atlanta, Georgia 30328

Explanatory Note:

The UPS Savings Plan (the “Plan”) is a voluntary defined contribution plan established for employees of United Parcel Service of America, Inc. (“UPS”) who are not members of a collective bargaining unit and who satisfy the participation requirements of the Plan. The UPS Qualified Stock Ownership Plan (the “QSOP”) was a voluntary defined contribution plan established for employees of UPS and certain subsidiaries of UPS who were not members of a collective bargaining unit and who satisfied the participation requirements of the QSOP. Effective January 1, 2009, the QSOP was discontinued as a separate plan and the UPS Class A common stock investment was added to the Plan as a new investment option called the UPS Stock Fund.

UPS Savings Plan

Financial Statements as of and for the

Years Ended December 31, 2010 and 2009,

Supplemental Schedules as of and for the

Year Ended December 31, 2010, and

Report of Independent Registered Public Accounting Firm

UPS SAVINGS PLAN

NOTE:	All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Administrative Committee of and Participants in the

UPS Savings Plan

Atlanta, Georgia

We have audited the accompanying statements of net assets available for benefits of the UPS Savings Plan (the “Plan”) as of December 31, 2010 and 2009, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2010 and 2009, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of (1) assets (held at end of year) as of December 31, 2010, and (2) reportable transactions for the year ended December 31, 2010, are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These schedules are the responsibility of the Plan’s management. Such schedules have been subjected to the auditing procedures applied in our audit of the basic 2010 financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

/s/ Deloitte & Touche LLP

Atlanta, Georgia

June 24, 2011

UPS SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

AS OF DECEMBER 31, 2010 AND 2009

(In thousands)

	2010	2009

ASSETS:
Participant-directed investments — at fair value	$4,513,279	$3,898,805

Cash	—	4,510

Receivables:
Notes receivable from participants	36,606	37,201
Participant contributions	58	826
Investment income	142	263

Total receivables	36,806	38,290

Total assets	4,550,085	3,941,605

LIABILITIES:
Accounts payable	2,043	2,329

Total liabilities	2,043	2,329

NET ASSETS AVAILABLE FOR BENEFITS — At fair value	4,548,042	3,939,276

ADJUSTMENTS FROM FAIR VALUE TO CONTRACT VALUE FOR FULLY BENEFIT-RESPONSIVE INVESTMENT CONTRACTS	—	(2,038)

NET ASSETS AVAILABLE FOR BENEFITS	$4,548,042	$3,937,238

See notes to financial statements.

UPS SAVINGS PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

FOR THE YEARS ENDED DECEMBER 31, 2010 AND 2009

(In thousands)

	2010	2009

NET ASSETS AVAILABLE FOR BENEFITS — Beginning of year	$3,937,238	$2,529,926

INCREASE IN PLAN ASSETS ATTRIBUTED TO:
Participant contributions	211,159	214,657
Employer contributions (Note 1)	—	8,134
Participant rollovers	1,775	983
Interest and dividend income	33,334	32,898
Transfers from UPS QSOP (Note 1)	—	795,914

Total additions	246,268	1,052,586

DECREASE IN PLAN ASSETS ATTRIBUTED TO:
Benefits to Plan participants	(251,111)	(174,241)
Administrative expenses	(4,307)	(4,030)

Total deductions	(255,418)	(178,271)

OTHER CHANGES IN NET ASSETS — Net appreciation in fair value of investments	619,954	532,997

NET INCREASE IN PLAN ASSETS	610,804	1,407,312

NET ASSETS AVAILABLE FOR BENEFITS — End of year	$4,548,042	$3,937,238

See notes to financial statements.

UPS SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2010 AND 2009

1.	DESCRIPTION OF THE PLAN

General — The UPS Savings Plan (the “Plan”) is a voluntary defined contribution plan established for employees of United Parcel Service of America, Inc. (UPS) who are not members of a collective bargaining unit and who satisfy the participation requirements of the Plan, which are described below. The Plan is subject to the provisions of the Employee Retirement Income Security Act (ERISA) of 1974, as amended. Participants should refer to the Plan document for more complete information.

The Plan became effective July 1, 1988, and has been amended periodically. The Plan allows participants to defer a portion of their compensation, subject to the 2010 IRS yearly limit of $16,500, on a pretax basis under the rules of Section 401(k) of the Internal Revenue Code (IRC) and also allows for contributions on an after-tax basis, subject to IRS yearly contribution limits, as discussed below.

Transfers from UPS QSOP — The UPS Qualified Stock Ownership Plan (the “QSOP”) was a voluntary defined contribution plan established for employees of UPS and certain subsidiaries of UPS who were not members of a collective bargaining unit and who satisfied the participation requirements of the QSOP. The QSOP was established to provide a matching contribution to those employees of UPS who made elective deferrals under the Plan and to invest that matching contribution entirely in UPS common stock.

Effective January 1, 2009, the QSOP was discontinued as a separate plan and the UPS Class A common stock investment was added to the Plan as a new investment option called the UPS Stock Fund. All assets of the QSOP, totaling $795.914 million were transferred to the UPS Stock Fund on January 1, 2009.

Employer Contributions — Effective January 30, 2009, UPS suspended the employer-matching contribution to the Plan. Employer contributions related to the period prior to the suspension were $8.134 million for 2009, while there were no employer contributions in 2010. UPS announced reinstatement of the employer-matching contribution to the Plan effective January 1, 2011.

Contributions and Vesting — Eligible employees may participate in the Plan immediately upon hire. The provisions of the Plan provide that a participant’s entire account is 100% vested at all times. Participants may make voluntary contributions in one of three ways: pretax, after tax, or to the Roth 401(k) feature. Limits to these contributions are as follows:

•

Participants may elect to contribute up to 35% of their eligible compensation on a pretax basis or as a Roth 401(k), or any combination of the two, to the Plan (prior to January 1, 2009, Puerto Rico employees could only contribute up to 10% pretax of their eligible compensation).

•

Participants may defer up to 100% on a pretax basis or to the Roth 401(k), or any combination of the two, of a Management Incentive Program (MIP) cash award / discretionary day pay. MIP is part of the UPS Incentive Compensation Plan and participants are determined annually by the Compensation Committee of the UPS Board of Directors.

•	Participants may contribute 5% after tax of their eligible compensation to the Plan.

•

Participants age 50 and older or who will turn 50 during the Plan year are allowed to make pre-tax or Roth 401(k) catch-up contributions, up to an additional 10% of their eligible compensation subject to a maximum of $5,500 for 2010. The maximum catch-up contribution may be indexed each year for inflation.

•

The deferral percentages for pretax elections and Roth 401(k) contributions combined cannot exceed 35% of eligible salary, 100% of MIP cash award / discretionary day payout, or 10% of eligible salary for catch-up contributions.

Participants can contribute to the Plan an amount consisting of an eligible rollover distribution or transfer from a conduit individual retirement account. Rollover contributions are at all times fully vested and nonforfeitable. Participants may not roll over participant loans to Plan account balances from other qualified retirement plans, annuity contracts, or individual retirement accounts.

Investments — Participants may choose from various investment options including UPS Class A common stock, short-term investments and common and collective trust funds. Within the self-managed account, participants can purchase registered investment companies and individual securities listed on major U.S. securities exchanges. Participants should refer to the Plan document for more complete information concerning the Plan’s investment options.

Participant Accounts — Individual accounts are maintained for each plan participant. Each participant’s account is credited with the participant’s contribution and an allocation of Plan earnings and charged with withdrawals and allocations of Plan losses and administrative expenses. Allocations are based on participant earnings (losses) or account balances, as defined.

Payment of Benefits — The Plan does not permit withdrawals or distributions except in the case of hardship, at attainment of age 59 1/2, termination of employment, or upon the death or total and permanent disability of the participant. In order to qualify for a hardship withdrawal, the participant must satisfy the legal requirements of a financial hardship as defined by IRC regulations. Participants should refer to the Plan document for more complete information concerning the Plan’s benefit payment options.

Notes Receivable from Participants — The Plan provides for loans in cases of hardship or home loans only. Participants may borrow from their accounts a minimum of $1,000 up to a maximum of the lesser of $50,000 or 50% of their account balances (across all UPS-sponsored plans in which they participate). Loan terms range from one to fifteen years. Interest rates on outstanding loans ranged from 4.00% to 10.75% as of December 31, 2010. The loans are collateralized by the participant’s account and bear interest at a fixed rate equal to one percentage point above the prime rate on the last business day of the month prior to the month in which the participant makes application for the loan. Principal and interest are paid ratably through regular payroll deductions.

Plan Termination — Although it has not expressed any intent to do so, UPS has the right under the Plan to terminate the Plan subject to the provisions of ERISA. In the event of a termination, the trustee has been instructed to maintain separate Plan accounts for each participant to accumulate earnings until the final terminating distribution.

Plan Administration — ING provides recordkeeping and administrative services to the Plan. State Street Bank and Trust Company serves as the trustee for all assets of the Plan, with the exception of the UPS Stock Fund. BNY Mellon is the trustee for Class A shares of UPS Stock in the UPS Stock Fund.

2.	SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting — The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (GAAP).

Use of Estimates and Risks and Uncertainties — The preparation of financial statements in conformity with GAAP requires Plan management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein and disclosure of contingent assets and liabilities. Actual results could differ from those estimates. The Plan utilizes various investment instruments, including short-term investments, common and collective trust funds, registered investment companies, and certain individual securities listed on major U.S. securities exchanges. Investment securities, in general, are exposed to various risks, such as interest rate risk, credit risk, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and such changes could materially affect the amounts reported in the financial statements.

Investment Valuation and Income Recognition — The Plan’s investments are 100% participant directed and stated at fair value. Fair value of a financial instrument is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Quoted market prices are used to value all readily marketable securities. The value of each share of Class A common stock held by the Plan at December 31, 2010 and 2009, is equal to the price of a share of Class B common stock as reported by the New York Stock Exchange. Shares of common and collective trust funds are reported at the net asset value of shares held by the Plan at year-end, as determined by the trustee.

In accordance with GAAP, the stable value fund was included at fair value in participant-directed investments in the statements of net assets available for benefits in 2009 with an additional line item representing the adjustment from fair value to contract value. In 2010, the Plan sold the investments within the Stable Value Fund and transferred those assets to a Short Term Government Credit Bond Index Fund. There was no fair value to contract value adjustment necessary for this fund.

Prior to the sale of these investments, the Plan offered a stable value investment option, the State Street Bank and Trust Company Stable Fixed Income Fund for Employee Benefit Trusts, to participants. The fund invested in fixed-income insurance investment contracts, corporate and government bonds, mortgage-backed securities, bond funds, and other fixed-income securities. It was the policy of the fund to use its best efforts to maintain a stable net asset value of $1 per unit, although there was no guarantee that the fund was able to maintain this value.

Participants were able to ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. Contract value represented contributions made to the fund, plus earnings, less participant withdrawals. The stable value fund was stated at fair value and then adjusted to contract value as described above in the 2009 statements of net assets available for benefits. Fair value of the stable value fund was the net asset value of its underlying investments, and contract value was principal plus accrued interest. The fund imposed certain restrictions on the Plan, and the fund itself was subject to circumstances that could impact its ability to transact at contract value. The fund did not transact at less than contract value.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividend income is recorded on the ex-dividend date.

The Plan also offers a self-managed account option. Within the self-managed account, participants can purchase registered investment companies and individual securities listed on major U.S. securities exchanges. These investments are stated at fair value based upon quoted market prices.

Administrative Expenses — Administrative expenses of the Plan are paid by the Plan and UPS as provided in the Plan document. UPS provides certain accounting and other administrative services to the Plan free of charge. Management fees and operating expenses charged to the Plan for investments are deducted from income earned on a daily basis and are not separately reflected. Consequently, management fees and operating expenses are reflected as a reduction of investment return for such investments. Administrative fees for 2010 and 2009 were as follows (in thousands):

	2010	2009

Investment advisory and management fees	$1,345	$1,142
Plan administrator fees	2,962	2,888

Total administrative expenses	$4,307	$4,030

Payment of Benefits — Benefit payments to participants are recorded upon distribution.

Notes Receivable from Participants — Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent participant loans are recorded as distributions based on the terms of the Plan document.

Excess Contributions Payable — The Plan is required to return contributions to participants in the event certain non-discrimination tests defined under the IRC are not satisfied. For both 2010 and 2009, the Plan passed the non-discrimination tests and the Plan was therefore not required to refund contributions to any Plan participants.

New Accounting Standards

ASU No. 2010-06, Fair Value Measurements and Disclosures — In January 2010, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) No. 2010-06, Fair Value Measurements and Disclosures, which amends ASC 820, Fair Value Measurements and Disclosures, adding new disclosure requirements for Levels 1 and 2, separate disclosures of purchases, sales, issuances, and settlements relating to Level 3 measurements and clarification of existing fair value disclosures. ASU No. 2010-06 is effective for periods beginning after December 15, 2009, except for the requirement to provide Level 3 activity of purchases, sales, issuances, and settlements on a gross basis, which will be effective for fiscal years beginning after December 15, 2010. The Plan prospectively adopted the new guidance in 2010, except for the Level 3 reconciliation disclosures, which are required in 2011. The adoption in 2010 did not materially affect, and the future adoption is not expected to materially affect, the Plan’s financial statements.

ASU No. 2010-25, Reporting Loans to Participants by Defined Contribution Pension Plans — In September 2010, the FASB issued ASU No. 2010-25, Reporting Loans to Participants by Defined Contribution Pension Plans. The ASU requires that participant loans be classified as notes receivable rather than a plan investment and measured at unpaid principal balance plus accrued but unpaid interest rather than fair value. The Plan retrospectively adopted the new accounting in 2010. The adoption did not have a material effect on the Plan’s financial statements.

3.	FAIR VALUE MEASUREMENTS

ASC 820, Fair Value Measurements and Disclosures, provides a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value, as follows: Level 1, which refers to securities valued using unadjusted quoted prices from active markets for identical assets; Level 2, which refers to securities not traded on an active market but for which observable market inputs are readily available; and Level 3, which refers to securities valued based on significant unobservable inputs. Assets are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.

The following tables set forth by level within the fair value hierarchy a summary of the Plan’s investments measured at fair value on a recurring basis at December 31, 2010 and 2009:

	Fair Value Measurements at December 31, 2010
	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total

Self-managed account	$146,088	$—	$—	$146,088
Interest-bearing cash	921	—	—	921
U.S. government securities	—	382,667	—	382,667
Common and collective trusts:
Balanced funds	—	207,704	—	207,704
Lifestyle funds	—	427,654	—	427,654
Fixed-income funds	—	346,278	—	346,278
Equity funds	—	1,972,699	—	1,972,699
Real estate funds	—	54,458	—	54,458
UPS Stock Fund	974,810	—	—	974,810

Total investments — at fair value	$1,121,819	$3,391,460	$—	$4,513,279

	Fair Value Measurements at December 31, 2009
	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total

Self-managed account	$120,400	$—	$—	$120,400
Interest-bearing cash	1,529	—	—	1,529
Common and collective trusts:
Balanced funds	—	185,718	—	185,718
Stable value funds	—	425,891	39,429	465,320
Lifestyle funds	—	348,933	—	348,933
Fixed-income funds	—	278,284	—	278,284
Equity funds	—	1,683,651	—	1,683,651
Real estate funds	—	4,514	—	4,514
UPS Stock Fund	810,456	—	—	810,456

Total investments — at fair value	$932,385	$2,926,991	$39,429	$3,898,805

A reconciliation of the beginning and ending balances of the fair value measurements using significant unobservable inputs (Level 3) is as follows (in thousands):

Fair Value Measurements Using Significant Unobservable Inputs (Level 3)
Common and Collective Trusts

Beginning balance — January 1, 2010	$39,429
Unrealized losses	—
Purchases, issuances, and settlements	(39,429)

Ending balance — December 31, 2010	$—

Fair Value Measurements Using Significant Unobservable Inputs (Level 3)
Common and Collective Trusts

Beginning balance — January 1, 2009	$40,877
Unrealized losses	(2,717)
Purchases, issuances, and settlements	1,269

Ending balance — December 31, 2009	$39,429

The amount of total losses for the period included in changes in net assets attributable to the change in unrealized losses related to assets still held at the reporting date	$(2,717)

4.	INVESTMENTS

Investments that represent 5% or more of the Plan’s net assets available for benefits as of December 31, 2010 and 2009, are as follows (in thousands):

	2010	2009

State Street Bank & Trust Company Standard & Poor’s 500 Flagship Fund (4,008,069 and 4,085,950 units, respectively)	$1,044,198	$924,512
State Street Bank & Trust Company Russell 2000 Fund Series A (10,692,971 and 9,998,900 units, respectively)	290,902	214,286
State Street Bank & Trust Company Standard & Poor’s Midcap Fund (12,437,099 and 12,027,108 units, respectively)	420,274	321,004
State Street Bank & Trust Company Daily EAFE Fund Series SL (17,461,740 and 20,432,989 units, respectively)	281,326	304,574
State Street Bank & Trust Company Stable Value Fund for Employee Benefit Trusts (40,477,038 units)	*	463,282
State Street Bank & Trust Company U.S. Short Term Government Credit Bond Index Fund (37,380,795 units)	382,667	*
United Parcel Service, Inc. Class A Common Stock (13,430,839 and 14,126,820 units, respectively)	974,810	810,456

*	Investment does not represent 5% or more of the Plan’s assets available for benefits in respective year.

During 2010 and 2009, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows (in thousands):

	2010	2009

Self-managed accounts	$15,457	$23,472

Registered investment companies:
State Street Bank & Trust Company U.S. Short Term Government Credit Bond Index Non-Lending Series Fund	6,004	**

Total registered investment companies	6,004	**

Common and collective trusts:
State Street Bank & Trust Company Standard & Poor’s 500 Flagship Fund	137,344	192,323
State Street Bank & Trust Company Russell 2000 Fund Series A	58,325	44,298
State Street Bank & Trust Company Standard & Poor’s Midcap Fund	84,254	79,734
State Street Bank & Trust Company Daily EAFE Fund Series SL	19,762	66,035
State Street Bank & Trust Company Stable Fixed Income Fund for Employee Benefit Trusts	7,372	14,326
State Street Bank & Trust Company Passive Bond Market Fund	11,396	9,561
State Street Bank & Trust Company SSGA Age Based Income Fund	2,612	3,170
State Street Bank & Trust Company SSGA Age Based 2010 Fund	610	411
State Street Bank & Trust Company SSGA Age Based 2015 Fund	10,432	11,040
State Street Bank & Trust Company SSGA Age Based 2020 Fund	1,669	1,172
State Street Bank & Trust Company SSGA Age Based 2025 SL	14,402	15,880
State Street Bank & Trust Company SSGA Age Based 2030 Fund	1,305	1,045
State Street Bank & Trust Company SSGA Age Based 2035 SL	16,053	20,697
State Street Bank & Trust Company SSGA Age Based 2040 Fund	1,238	1,139
State Street Bank & Trust Company SSGA Age Based 2045 SL	4,655	5,967
State Street Bank & Trust Company SSGA Age Based 2050 SL	730	623
State Street Bank & Trust Company SSGA U.S. Government/Credit Bond Index SL Fund	5,396	4,307
BlackRock Emerging Markets Non-Lendable Index Fund F	5,137	247
BlackRock U.S. TIPS Index Fund F	905	(34)
BlackRock U.S. Real Estate Index Fund F	5,201	249

Total common and collective trusts	388,798	472,190

UPS common stock	209,695	37,335

Net appreciation in fair value of investments	$619,954	$532,997

**	Investment does not have appreciation value for respective year

5.	TAX STATUS

The Internal Revenue Service has determined and informed UPS by a letter dated August 26, 2002, that the Plan and related trust were designed in accordance with the applicable regulations of the IRC. The Company filed a determination letter application on January 29, 2010 in line with the Determination Letter staggered cycle; however, UPS and the Plan administrator believe that the Plan is currently designed and operated in compliance with the applicable requirements of the IRC and the Plan and related trust continue to be tax-exempt. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2010, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan administrator believes it is no longer subject to income tax examinations for years prior to 2008.

6.	PARTY-IN-INTEREST TRANSACTIONS

Certain Plan investments are managed by State Street Bank & Trust Company (“State Street”) or the BlackRock Institutional Trust Company (“BlackRock”). State Street and ING are the trustee and recordkeeper, respectively, as defined by the Plan, and therefore, fees paid to these institutions qualify as exempt party-in-interest transactions. Fees paid by the Plan for recordkeeping and trustee fees were $2.458 million and $2.537 million for the years ended December 31, 2010 and 2009, respectively. Fees paid by the Plan for investment management services were $1.345 million and $1.142 million for the years ended December 31, 2010 and 2009, respectively.

UPS is the Plan sponsor and all transactions in its common stock qualify as party-in-interest transactions. As of December 31, 2010 and 2009, the Plan held 13,430,839 and 14,126,820 shares of common stock of the Company with a fair value of $974.810 million and $810.456 million and a cost basis of $765.871 million and $795.514 million, respectively. During the year ended December 31, 2010, the Plan recorded dividend income on UPS common stock of $25.857 million.

7.	RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

A reconciliation of net assets available for benefits per the financial statements to Form 5500 as of December 31, 2010, is as follows (in thousands):

Net assets available for benefits per the financial statements	$4,548,042
Adjustment for deemed distributions from participant loans	(1,125)

Net assets available for benefits per Form 5500	$4,546,917

Net increase in plan assets per the financial statements	$610,804
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	(2,038)
Adjustment for deemed distributions from participant loans	(49)

Total income per Form 5500 (including transfers of assets)	$608,717

* * * * * *

SUPPLEMENTAL SCHEDULES

UPS SAVINGS PLAN

FORM 5500, SCHEDULE H, PART IV, LINE 4i — SCHEDULE OF ASSETS (HELD AT END OF YEAR)

AS OF DECEMBER 31, 2010

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	(d) Cost	(e) Current Value

	SHORT-TERM INVESTMENTS:
*	State Street Bank & Trust Short-Term Investment Fund	920,661 shares	**	$920,661
*	State Street Bank Money Market Fund Government Short Term Investment Fund	123,582,076 shares	**	123,582,076

	Total short-term investments			124,502,737

	COMMON AND COLLECTIVE TRUST INVESTMENTS:
*	State Street Bank & Trust Daily EAFE Fund Series SL	17,461,740 units	**	281,326,093
*	State Street Bank & Trust Passive INTR Bond Index SL Fund	4,725,043 units	**	99,863,774
*	State Street Bank & Trust Passive Bond Market Index SL Series Fund	8,862,243 units	**	195,128,866
*	State Street Bank & Trust Standard & Poor’s 500 Flagship Fund	4,008,069 units	**	1,044,198,113
*	State Street Bank & Trust Standard & Poor’s Midcap Fund	12,437,099 units	**	420,274,443
*	State Street Bank & Trust Russell 2000 Fund Series A	10,692,971 units	**	290,902,273
*	State Street Bank & Trust SSGA Target Retirement Income SL Series Fund	2,378,615 units	**	31,202,674
*	State Street Bank & Trust SSGA Target Retirement Income 2010 SL Fund	504,649 units	**	6,702,751
*	State Street Bank & Trust SSGA Target Retirement Income 2015 SL Fund	7,289,554 units	**	88,021,367
*	State Street Bank & Trust SSGA Target Retirement Income 2020 SL Fund	1,194,985 units	**	16,010,405
*	State Street Bank & Trust SSGA Target Retirement Income 2025 SL Fund	9,189,465 units	**	109,575,184
*	State Street Bank & Trust SSGA Target Retirement Income 2030 SL Fund	822,053 units	**	10,962,082
*	State Street Bank & Trust SSGA Target Retirement Income 2035 SL Fund	9,936,788 units	**	115,892,757
*	State Street Bank & Trust SSGA Target Retirement Income 2040 SL Fund	724,199 units	**	9,773,063
*	State Street Bank & Trust SSGA Target Retirement Income 2045 SL Fund	2,824,750 units	**	33,541,087
*	State Street Bank & Trust SSGA Target Retirement Income 2050 SL Fund	618,123 units	**	5,972,302
*	BlackRock Emerging Markets Non-Lendable Index Fund F	2,163,773 units		43,838,031
*	BlackRock US TIPS Index Fund F	1,642,859 units		27,567,182
*	BlackRock US Real Estate Index Fund F	260,891 units		54,458,289

	Total common and collective trust investments			2,885,210,736

	REGISTERED INVESTMENT COMPANIES:
*	State Street Bank & Trust U.S. Short Term Government Credit Bond Index Non-Lending Series Fund Class A	37,380,795 units	**	382,667,197

	Total registered investment companies			382,667,197

	United Parcel Service, Inc.	13,430,839 shares of Class A Common Stock	765,871,182	974,810,273

	Investments in self-managed fund		**	146,087,489

	Total investments at fair value			$4,513,278,432

*	Various notes receivable from participants	Interest rates between 4.00% – 10.75% and maturities ranging from 1 to 15 yrs	**	36,606,331

	Total notes receivable from participants and investments at fair value			$4,549,884,763

*	Party-in-interest.
**	Cost information is not required as all investments are participant-directed.

UPS SAVINGS PLAN

FORM 5500, SCHEDULE H, PART IV, LINE 4j — SCHEDULE OF REPORTABLE TRANSACTIONS

FOR THE YEAR ENDED DECEMBER 31, 2010

Identity of Party Involved	Description of Asset	Purchase Price	Selling Price	Cost of Asset	Current Value of Asset on Transaction Date	Net Gain

Single transaction:
State Street	State Street Bank & Trust Stable Fixed Income Fund	$—	$400,522,609	$358,802,417	$400,522,609	$41,720,192
State Street	State Street Bank & Trust U.S. Short Term Government Credit Bond Index Non-Lending Series Fund	$388,078,648	$—	$—	$388,078,648	$—

Series of transactions:
State Street	State Street Bank & Trust Stable Fixed Income Fund	$8,796,472	$479,450,500	$430,069,486	$488,246,972	$49,381,014
State Street	State Street Bank & Trust U.S. Short Term Government Credit Bond Index Non-Lending Series Fund	$417,567,878	$40,904,109	$40,455,620	$458,471,987	$448,489
UPS	United Parcel Service, Inc. Class A Stock	$87,140,827	$132,481,505	$107,383,617	$219,622,332	$25,097,888
State Street	State Street Bank & Trust Short-Term Investment Fund	$252,204,284	$253,940,403	$253,940,403	$506,144,687	$—

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrative Committee, administrator of the Plan, has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

UPS Savings Plan

Date: June 24, 2011	By:	/S/ DANIEL H. DISMUKES
Daniel H. Dismukes
Administrative Committee Member

EXHIBIT INDEX

Exhibit 23.1 — Consent of Deloitte & Touche LLP.